Exhibit (a)(5)(A)

EMPLOYEE FAQ #2

To All Employees:

On September 17, 2012, we announced our agreement to merge with BGI-Shenzhen, a well-known, highly-respected global leader in the field of genomics.

Many of you have been working hard on bringing this merger to a close, participating in integration planning, and at the same time continuing with your usual jobs – including continuing with cutting-edge innovation and serving our customers. Your efforts are very much recognized and appreciated.

Recently, I have heard many questions from our team, in particular on where we are in the merger process. I’m taking this opportunity to answer those questions.

1.	When do we expect the merger to close?

•	We still expect the merger to close in early 2013, specifically during the first quarter, after obtaining all necessary regulatory clearances.

2.	Why has the tender offer period been extended?

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As is typical in a public tender offer of this type, most stockholders do not tender their shares until all necessary regulatory clearances have been obtained. As we await those regulatory clearances, BGI has continued to extend its tender offer. This is customary, and our Agreement and Plan of Merger with BGI contemplates this.

3.	What U.S. regulatory approvals are still pending?

•	We are waiting for the Federal Trade Commission (the “FTC”) and the Committee on Foreign Investment in the United States (“CFIUS”) to clear the transaction.

•	BGI is also in the process of seeking certain regulatory approvals in China.

4.	What does the FTC consider in its review, and how long might it take for the FTC to clear our transaction?

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The FTC considers the competition implications of a proposed merger – whether the combination of those particular companies would result in increased prices or decreased quality or choices for U.S. consumers. We believe the combination of Complete and BGI would be good for competition.

•	We do not know when the FTC will complete its review, but we are working hard to facilitate a speedy conclusion.

5.	What does CFIUS consider in its review, and how long might it take for CFIUS to clear our transaction?

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For proposed mergers with non-U.S. companies, such as ours with BGI, CFIUS considers whether there are U.S. national security concerns arising from the transaction. CFIUS only considers whether the transaction would raise national security issues. CFIUS conducts a thorough process that includes the participation of experts from a number of U.S. government agencies.

•	CFIUS is scheduled to complete its work by December 31, 2012.

6.	Why is Illumina asserting that there are national security issues raised by the pending merger with BGI and that BGI is a state-owned enterprise? We have also seen various news articles on that claim. Are there national security issues?

•	No. We believe that our merger with BGI raises no national security concerns.

•	BGI is a private company that is entirely owned by BGI employees as private citizens.

•	We are surprised by Illumina’s assertion that there are national security issues raised by Complete merging with BGI:

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Illumina has sold genome sequencing equipment and technology to BGI for many years, without issues or concerns about national security. According to certain financial analysts that cover Illumina, BGI is one of Illumina’s largest customers – if not the largest customer – in terms of sales volume. In fact, Illumina has sold over 100 sequencing instruments to BGI and Illumina continues to supply critical reagents to BGI for genome sequencing at BGI’s labs in China, the U.S. and other countries.

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Illumina has certified BGI as a CSPro provider and allowed BGI to sign up for the Illumina Genome Network (until BGI announced its merger with Complete). In addition, Illumina has proudly highlighted BGI’s use of Illumina’s sequencing instruments.

•	Illumina itself has a subsidiary and sales offices in China and sells its sequencing instruments, supplies and services directly to other China customers in addition to BGI.

7.	We have seen recent articles talking about “biological weapons” development using human genome sequencing. What is that about?

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There is absolutely no basis for such a wild and speculative claim. There is also no basis for asserting that Complete or BGI – or any of the other many U.S. institutions or companies that already work with Complete, BGI or Illumina – could or would do anything in any way related to biological weapons development using human genome sequencing.

•	Our sequencing instruments and technologies are not subject to U.S. government export controls regarding China, and to our knowledge neither are Illumina’s.

•	BGI would not be able to do anything with our sequencing instruments that it cannot do already with its Illumina sequencing instruments.

8.	We saw that Illumina also asserted that there are “personal identifier information protection” concerns raised by Complete and BGI merging. What is Illumina referring to?

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As you know, Complete does not receive information allowing it to identify whose genome it is sequencing. Complete’s customers deliver DNA samples to Complete with a sample code that does not disclose to Complete the identity of whose genome is being sequenced. Moreover, there are already laws in place – such as the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) – that protect personal health information. Both Complete and BGI are subject to these laws.

9.	What about Illumina’s letters to our Board of Directors offering to pay $3.30 per share to acquire Complete?

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A little background is appropriate before answering this question: Illumina made a proposal to acquire Complete in the publicly-announced process that began in June 2012. Illumina then withdrew its proposal and withdrew from that process in late August 2012. More than two months later – and nearly eight weeks after Complete announced its merger agreement with BGI – Illumina submitted an unsolicited and non-binding proposal to our Board.

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Complete’s Board of Directors rejected that proposal from Illumina after concluding that there is a substantial likelihood that U.S. antitrust regulators would not approve Illumina’s acquisition of Complete due to Illumina’s dominant market position:

•	As most of you already know, Complete and Illumina are each other’s closest competitors in the U.S. for whole human genome sequencing as an out-sourced service.

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Illumina has publicly touted that “Illumina solutions generate a remarkable 90% of all the world’s sequencing data” and that “approximately 90% of the world’s sequencing output is produced on Illumina instruments.”

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As one financial analyst (Leerink Swann) that covers Illumina pointed out with respect to Illumina’s proposal to acquire Complete: “[Illumina’s] efforts to acquire [Complete] could pay off for [Illumina] shareholders in multiple ways. If [Illumina] is successful in its efforts to acquire the company, it keeps a competitor out of the hands of its largest customer, BGI, and broadens its technology toolbox. If it is unsuccessful, [Illumina’s] interest could lengthen the deal process and [Complete] could eventually run out of money, which puts a competitor out of business.”

•	Given the antitrust issues, we do not believe that Illumina could acquire Complete, at any price, if we can complete our merger with BGI.

I’ll conclude by reminding you of who BGI is and why our merger with BGI is not only in the best interest of our stockholders, but also makes good strategic sense.

BGI is privately-owned, with both non-profit genomic research institutes and sequencing application commercial units that provide comprehensive sequencing and bioinformatics services for medical, agricultural and environmental applications. Its scientists have published over 250 articles in leading scientific journals, such as Nature and Science. BGI is the first company in the world to decode E. coli O104 and it made the detection kit protocols freely available to worldwide disease control and research agencies.

BGI works with leading U.S. institutions, including the Bill & Melinda Gates Foundation, the Childrens’ Hospital of Philadelphia (collaborating on the 1,000 Rare Disease Project), and the organization Autism Speaks. BGI’s co-founder, Dr. Huanming Yang, is a member of the International Research Panel of the U.S. Presidential Commission for the Study of Bioethical Issues.

The merger of Complete with BGI will bring together complementary scientific and technological expertise and R&D capabilities to better position the combined organization to compete in the broad genomic sequencing industry. The combination will also put Complete’s proprietary whole human genome sequencing technology on a firm financial footing. BGI will provide Complete with the financial resources to move forward with continued development and expansion of its whole human genome sequencing services.

Finally, Complete will become a key U.S. subsidiary of BGI, and will continue to operate as a separate company with its headquarters, center of innovation and operations remaining in Mountain View, California.

/s/ Clifford A. Reid, Ph.D.

Additional Information and Where to Find It

This FAQ is neither an offer to purchase nor a solicitation of an offer to sell shares of Complete Genomics, Inc. (the “Company”). BGI and BGI acquisition Corporation filed a tender offer statement with the Securities and Exchange Commission (the “SEC”) on September 25, 2012, and mailed an offer to purchase, forms of a letter of transmittal and related documents to the Company’s stockholders. The Company filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC on September 25, 2012, and mailed the Schedule 14D-9 to the Company’s stockholders. These documents, as they have been and may be further amended from time to time, contain important information about the tender offer and stockholders of the Company are urged to read them carefully. Investors may obtain a free copy of these documents and other relevant documents filed with the SEC through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders may obtain free copies of these materials filed by the Company by contacting Investor Relations by telephone at (650) 943-2788, by mail at Complete Genomics, Inc., Investor Relations, 2071 Stierlin Court, Mountain View, California 94043, or by going to the Company’s Investor Relations page on its corporate web site at www.completegenomics.com.

Note on Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document are forward-looking statements that involve risks and uncertainty. Future events regarding the proposed transactions and both the Company’s and BGI’s actual results could differ materially from the forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding regulatory approvals of the proposed acquisition, the expected completion of the proposed acquisition and the combined companies’ plans following the proposed acquisition. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements and generally include statements that are predictive in nature and depend upon or refer to future events or conditions. Risks and uncertainties include the ability of the Company and BGI to complete the transactions contemplated by the merger agreement, including the parties’ abilities to satisfy the conditions to the consummation of the proposed acquisition; the possibility of any termination of the merger agreement; the timing of the tender offer and the subsequent merger; uncertainties as to how many of the Company’s stockholders will tender their shares of common stock in the tender offer; the possibility that various other conditions to the consummation of the tender offer or the subsequent merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to clear the consummation of the merger; other uncertainties pertaining to the business of the Company or BGI; the continuing global economic uncertainty and other risks detailed in the Company’s public filings with the SEC from time to time, including the Company’s Schedule 14D-9 as amended and the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2011, Quarterly Reports on Form 10-Q and its subsequently filed SEC reports, each as filed with the SEC, which contains and identifies important factors that could cause actual results to differ materially from those contained in the forward-looking statements. The reader is cautioned not to unduly rely on these forward-looking statements. Each of the Company and BGI expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.